Exhibit 10.1

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this “Agreement”) is made and entered into as of November 5, 2015, by and between Mark Frost (“Executive”) and Analogic Corporation (the “Company”).

WITNESSETH THAT:

WHEREAS, the Company is desirous of employing Executive in an executive capacity on the terms and conditions, and for the consideration, hereinafter set forth, and Executive is desirous of being employed by the Company on such terms and conditions and for such consideration.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth below, and for other good and valuable consideration, it is hereby covenanted and agreed by Executive and the Company as follows:

1.	Effective Date. The “Effective Date” shall mean the date of this Agreement as first above written.

2.	Commencement and Nature of Employment. Executive’s employment (the “Employment Period”) will commence on or before November 30, 2015 (the “Start Date”) and shall end when terminated pursuant to Section 7 of this Agreement. Such employment shall be “at will” which means that it may be terminated by either party at any time and for any reason.

3.	Position and Duties.

3.1	During the Employment Period, Executive shall (i) serve as the Senior Vice President, Chief Financial Officer and Treasurer of the Company, subject to necessary approvals of the Company’s Board of Directors, (ii) report directly to the Chief Executive Officer of the Company and, on its direction, to the Board of Directors of the Company (the “Board”), and (iii) perform similar duties as requested or appropriate for affiliates of the Company, including without limitation any subsidiary (the “Affiliated Entities”).

3.2	During the Employment Period, Executive shall devote full business time, energies and talents to serving in the positions described in Section 3.1 and shall perform those duties faithfully and efficiently; provided, however, that it shall not be a violation of this Section 3.2 for Executive to (i) engage in charitable, religious, educational and community activities; (ii) manage his and his family’s personal investments and affairs; (iii) participate in professional organizations; and (iv) serve on the boards of charitable, religious and educational entities.

4.	Compensation. During the Employment Period, the Company shall compensate Executive as follows:

4.1	Base Salary. Beginning on the Start Date, Executive shall receive an annual base salary (“Annual Base Salary”) of $380,000, payable in bi-weekly installments or otherwise in accordance with the Company’s then-current payroll policies.

4.2	Annual Incentive Program. Effective as of the Start Date and without any proration, Executive shall participate in the Company’s FY2016 Annual Incentive Program (the “FY16 AIP”) with a target award equal to sixty percent (60%) of Executive’s Annual Base Salary (i.e., $228,000).

4.3	Long-Term Incentive Program. Without any proration, Executive shall participate in the Company’s FY 2016-2018 Long Term Incentive Program (the “FY16-18 LTIP”) with a target award equal to one hundred fifty percent (150%) of Executive’s Annual Base Salary (i.e., $570,000). The Compensation Committee of the Board (the “Compensation Committee”) will grant Executive’s FY16-18 LTIP award at its first quarterly meeting after the Start Date.

4.4	FY16 AIP and FY16-18 LTIP Participation. Executive’s participation in the FY16 AIP and FY16-18 LTIP will be according to valuation methodologies and other terms and conditions as applicable to other similarly situated executives of the Company (the “Other Executives”). Participation in the FY16-18 LTIP is subject to Executive’s acceptance of the Company’s standard award agreements, which award agreements include a non-competition covenant.

4.5	Employee Benefits. During the Employment Period, Executive shall receive four (4) weeks per year of vacation and shall be eligible to participate in such health and other benefit programs (including the Company’s Non-Qualified Deferred Compensation Plan) as are offered to the Other Executives.

4.6	Expense Reimbursement. Subject to the requirements of Section 12.5, the Company will reimburse Executive for all reasonable expenses incurred by him in the performance of his duties in accordance with the Company’s then-current reimbursement policies.

4.7	Modification of Compensation Programs and Arrangements. Executive’s compensation may be reviewed and adjusted by the Compensation Committee pursuant to its normal review policies. Executive’s participation in the programs referenced in the Agreement, and Executive’s participation in any other compensation, incentive or benefit programs, shall be subject to the terms and conditions of such programs, as may be amended or terminated by the Company.

5.	Other Compensation. As a further inducement to Executive’s willingness to enter into this Agreement, the Company shall compensate Executive as follows:

5.1

Sign-On Bonus. The Company shall, as soon as practicable after the Start Date, pay Executive a one-time cash bonus of $38,000 (the “Cash Bonus”). If Executive’s employment is terminated by the Company for Cause within one (1) year following the Start Date, Executive will be required to repay the Cash Bonus in full. If Executive resigns his employment within one (1) year from the Start

Date (other than in connection with Executive’s resignation for Good Reason in connection with a Change in Control Event as provided in Section 9), Executive will be required to repay a pro-rated portion of Cash Bonus, calculated as the (i) the Cash Bonus minus an amount equal to (ii) the Cash Bonus multiplied by a fraction, the numerator of which is the number of days that Executive was employed in the year following the Start Date, and the denominator of which is 365.

5.2	Time-Based Restricted Stock Units. The Company shall, at the first quarterly Compensation Committee meeting after the Start Date, grant Executive a number of restricted stock units equal to $350,000 divided by the closing price of the Company’s common stock on the grant date (the “RSU Grant”). The RSU grant shall vest ratably (in equal increments of 50% per annum) on the first and second anniversaries of the grant date, subject to Executive’s continued employment with the Company through the applicable vesting date. The RSU Grant shall be granted under and subject to the terms of the Company’s Amended and Restated 2009 Stock Incentive Plan. The RSU Grant shall also be subject to Executive’s acceptance of the Company’s standard award agreement, which agreement includes a non-competition covenant.

6.	Relocation. It is expected that Executive will relocate his family to the Boston area following the Start Date. To assist in the relocation, Executive will be eligible to participate in the Company’s relocation program, including (i) guaranteed home buyout program based on current appraised value of Executive’s principal residence; (ii) reimbursement for the reasonable cost of selling Executive’s current residence and buying a new residence; (iii) two house hunting trips for Executive and his spouse; (iv) temporary housing for up to four months; (v) insuring, packing, storing, loading, shipping and/or trucking and moving all of the goods from Executive’s home in Niskayuna, NY, to Executive’s new home in the Boston area and (vi) payment of an amount equal to one (1) month’s Base Salary for incidental expenses. To the extent applicable, the imputed income for items (i) through (v) above will be grossed up for tax purposes. If Executive resigns his employment within one (1) year from the Start Date (other than for Good Reason in connection with a Change in Control Event as provided in Section 9), Executive will be required to repay a pro-rated portion all relocation benefits received under the Company’s relocation program (including the allocable portion any tax gross up paid with respect to such amount) (the “Relocation Benefits”), calculated as the (i) the Relocation Benefits minus an amount equal to (ii) the Relocation Benefits multiplied by a fraction, the numerator of which is the number of days that Executive was employed in the one (1) year period following the Start Date, and the denominator of which is 365.

7.	Termination of Employment.

7.1	Death or Disability. Executive’s employment shall terminate automatically upon Executive’s death or Disability. If the Company determines in good faith that the Disability of Executive has occurred during the Employment Period, it may provide Executive with written notice in accordance with Section 16.6 of this Agreement of its intention to terminate Executive’s employment. In such event, Executive’s employment with the Company shall terminate effective on the 30th day after receipt of such notice by Executive (the “Disability Effective Date”). “Disability” shall, unless otherwise required under applicable law, mean the inability of Executive to perform the essential functions of Executive’s positions with the Company on a full-time basis as a result of incapacity due to mental or physical illness, which inability exists for 12 or more weeks during any rolling 12-month period.

7.2	By the Company. The Company may terminate Executive’s employment with or without Cause. In the event the Company terminates Executive’s employment without Cause, the Company shall provide at least 60 days’ prior written notice to Executive of such termination (the “Company’s Notice Period”). During the Company’s Notice Period, Executive shall remain an employee of the Company, receiving his Base Salary and all benefits under Section 4.4 above, through the Date of Termination. For purposes of this Agreement, “Cause” means (a) any intentionally dishonest, illegal, or insubordinate conduct which is materially injurious to the Company or any of its subsidiaries or which results in an improper substantial personal benefit, (b) material breach by Executive of any provision of any employment, nondisclosure, non-competition, or similar agreement or Company policy to which Executive is a party or is bound, (c) Executive’s material nonperformance or gross dereliction of duty, (d) Executive’s conviction of or plea of guilty to a felony or any crime involving moral turpitude; provided, however, that no termination for Cause shall be valid under this Agreement unless (i) the Company has provided written notice to Executive describing in reasonable detail the event purporting to constitute Cause within 30 days after the actual knowledge of the Company’s Chief Executive Officer, General Counsel, or Vice President of Human Resources of the event purporting to constitute Cause, (ii) if such event is curable, Executive has failed to cure such event within 30 days following receipt of such written notice, and (iii) the Company terminates Executive’s employment within 30 days after such failure to cure such event. The failure by Executive or the Company to set forth any fact or circumstance that contributes to a showing of Cause, as the case may be, shall not waive any right of the Company or preclude the Company from asserting such fact or circumstance in enforcing the Company’s rights.

7.3

By Executive. In the event Executive terminates his employment other than in connection with his death or Disability, Executive shall provide at least 60 days’ prior written notice to the Company of such termination; provided, however, that the Company may elect to terminate Executive’s employment at any point during such period, and such termination shall not constitute a termination by the

Company (the applicable period, the “Executive’s Notice Period”). During the Executive’s Notice Period, Executive shall remain an employee of the Company, and shall receive his then-applicable Base Salary and benefits as may then be provided under Section 4.5 above, through the Date of Termination.

7.4	Date of Termination. “Date of Termination” means, (i) if Executive’s employment ends other than for death or Disability, Executive’s last day of employment with the Company; and (ii) if Executive’s employment is terminated by reason of death or Disability, the date Executive’s death or the Disability Effective Date, as the case may be.

8.	Obligations of the Company upon Termination.

8.1	Termination for Any Reason or No Reason. In the event of the termination of Executive’s employment hereunder for any reason or for no reason, the Company will pay to Executive (or to his estate) (i) the portion of his Annual Base Salary that has accrued prior to such termination and has not yet been paid, and (ii) an amount equal to the value of his accrued unused vacation days, (iii) reimbursement for expenses properly incurred by Executive on behalf of the Company prior to such termination and properly documented in accordance with Section 4.6 above, and (iv) to the extent not theretofore paid or provided, any other amounts or benefits required to be paid or provided or which Executive is eligible to receive under any plan or agreement of or with the Company through the Date of Termination (all such amounts, collectively, the “Accrued Obligations”). The Accrued Obligations will be paid as required by law but in any event promptly after termination or as provided by any applicable plan or agreement.

8.2	Termination by the Company Other Than for Cause; Other Than by Reason of Executive’s Death or Disability; and Other than in Connection with a Change in Control Event. Subject to Executive’s execution of a general release of claims against the Company, its Affiliated Entities and each of their officers, directors, employees, agents and attorneys, in a form reasonably acceptable to the Company and such release becoming irrevocable within sixty (60) days following the Date of Termination (the “Severance Conditions”), if Executive’s employment is terminated by the Company other than for Cause or by reason of Executive’s death or Disability, and other than in connection with a Change in Control Event (as defined below), then in addition to the Accrued Obligations, the Company shall:

8.2.1	beginning on the sixtieth (60th) day following the Date of Termination pay to Executive a sum equal to his most recent Annual Base Salary for a period of twelve (12) months, such payment to be made in approximately equal installments according to the Company’s then-current payroll practices (except as otherwise provided below in the case of amounts that are subject to a prior deferral election).

8.2.2	Provide continued coverage under the Company’s group medical and dental plans (the “Health Plans”), if and to the extent permitted by such plans and subject to their terms, and also subject to Executive paying his normal proportion of the cost thereof, for a period of twelve (12) months from the Date of Termination of employment, and if the Health Plans do not permit such continued coverage, and if Executive should be eligible for and properly elect health care continuation coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), Executive’s COBRA payments, and if applicable for family coverage, for health coverage that is paid by the Company to active and similarly-situated employees who receive the same type of coverage, for a period of equal to twelve (12) months from the Date of Termination, unless the provision of the foregoing benefits will violate the nondiscrimination benefits of applicable law, in which case the Company payments will not apply. Any obligations under this Section 8.2.1 shall cease at such earlier time as Executive becomes eligible for coverage under another employer’s group medical plan, and Executive shall immediately inform the Company in writing of such occurrence.

8.2.3	Pay to Executive a sum equal to his actual bonus as calculated according to the Annual Incentive Program in the fiscal year in which such termination occurs, payable at such time and in the manner provided in such Plan; provided that, notwithstanding the date of Executive’s termination within such fiscal year, Executive’s actual bonus will be calculated using an amount not less than the Annual Base Salary actually earned by Executive in the fiscal year in which termination occurs.

8.3	Death, Disability, or by the Company for Cause. If Executive’s employment is terminated by the Company for Cause, or by reason of Executive’s death or Disability, this Agreement shall terminate without further obligations to Executive or Executive’s legal representatives under this Agreement, other than for payment of the Accrued Obligations.

8.4	Effect of Termination on Other Positions. If, on the Date of Termination, Executive is a member of the Board or the board of directors of any Affiliated Entity, or holds any other office or position with the Company or any Affiliated Entity, Executive shall, unless otherwise requested by the Company, be deemed to have resigned from all such offices and positions as of the Date of Termination. Executive agrees to execute such documents and take such other actions as the Company may request to reflect such resignation.

9.	Change of Control.

9.1

If, within twenty four (24) months following a Change in Control Event (the “CIC Period”), Executive’s employment is terminated by the Company without Cause and not for death or Disability, or if Executive resigns his employment for Good Reason, the Company shall, subject to the Severance Conditions, pay Executive, or pay on Executive’s behalf (i) the amounts set forth in Sections 8.1 and 8.2 above at the times provided therein; and (ii) an amount equal to Executive’s target bonus, without proration, under the Annual Incentive Program for the fiscal year in which such termination occurs, payable at the time of termination.

9.2	Notice of Termination. Following a Change in Control Event, any termination by the Company for Cause or by Executive for Good Reason pursuant to this Agreement shall be communicated by a Notice of Termination (as defined below) to the other party. A “Notice of Termination” means a written notice that (i) indicates the specific termination provision in this Agreement relied upon, (ii) to the extent applicable, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive’s employment under the provision so indicated, and (iii) if the date of termination is other than the date of receipt of such notice, specifies the date of termination (which shall be not more than 15 days after the giving of such notice). The failure by Executive or the Company to set forth in the Notice of Termination any fact or circumstance that contributes to a showing of Good Reason or Cause, as the case may be, shall not waive any right of Executive or the Company or preclude Executive or the Company from asserting such fact or circumstance in enforcing Executive’s or the Company’s rights.

9.3	Change in Control Event. “Change in Control Event” means:

9.3.1	consummation of any merger or consolidation in which (i) the Company is a constituent party or (ii) a subsidiary of the Company is a constituent party and the Company issues shares of its capital stock pursuant to such merger or consolidation (except, in the case of both clauses (i) and (ii) above, any such merger or consolidation involving the Company or a subsidiary in which the shares of capital stock of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation and in approximately the same relative proportions, at least 51% by voting power of the capital stock of (x) the surviving or resulting corporation or (y) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, of the parent corporation of such surviving or resulting corporation);

9.3.2	the issuance, sale or transfer, in a single transaction or series of related transactions, of capital stock representing at least 51% of the voting power of the outstanding capital stock of the Company immediately following such transaction;

9.3.3	the sale of all or substantially all of the assets of the Company; or

9.3.4	a change in the composition of the Board that results in the Continuing Directors (as defined below) no longer constituting a majority of the

Board (or, if applicable, the Board of Directors of a successor corporation to the Company), where the term “Continuing Director” means at any date a member of the Board (x) who was a member of the Board on the date of the initial adoption of the Plan by the Board or (y) who was nominated or elected subsequent to such date by at least a majority of the directors who were Continuing Directors at the time of such nomination or election or whose election to the Board was recommended or endorsed by at least a majority of the directors who were Continuing Directors at the time of such nomination or election; provided, however, that there shall be excluded from this clause (y) any individual whose initial assumption of office occurred as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents, by or on behalf of a person other than the Board.

9.4	“Good Reason” means (i) the assignment to Executive of any responsibilities or duties inconsistent in any respect with Executive’s Position and Duties (as defined below), excluding any action that is remedied by the Company promptly after receipt of written notice given by Executive; (ii) any failure by the Company to provide any of the Ongoing Compensation (as defined below), excluding any failure that is remedied by the Company promptly after receipt of written notice given by Executive; (iii) the Company requiring Executive to be based at any location other than those locations described in the Position and Duties; or (iv) any purported termination by the Company of Executive’s employment other than for Cause, death, or Disability.

9.5	“Position and Duties” means (i) a position (including, without limitation, offices, titles, and reporting requirements), authority, duties, and responsibilities that are at least commensurate in all material respects with the most significant of, and the highest grade or level of, those that were held or exercised by Executive or assigned to Executive at any time during the 120-day period immediately preceding the Change in Control Event, and (ii) services that are performed at the location where Executive was employed immediately preceding the Effective Date or any other location less than 35 miles from Peabody, Massachusetts.

9.6

“Ongoing Compensation” means, in connection with the CIC Period (i) an annual base salary paid in accordance with the Company’s usual and customary payroll practices, equal to the base salary in effect immediately prior to the Change in Control Event. Executive’s annual base salary shall be reviewed at least annually and shall be adjusted at any time and from time to time as shall be consistent with adjustments in base salary generally awarded in the ordinary course of business to the Other Executives. Executive’s annual base salary shall not be reduced after any such increase, and, after any such increase, the term “annual base salary” shall refer to the annual base salary as so increased; (ii) eligibility for annual and long term bonuses in accordance with the Company’s then existing incentive plans; (iii) eligibility (including for Executive’s family, as the case may be) to participate in and receive benefits under, all incentive, savings, retirement and welfare plans, practices, policies, and programs generally applicable to the Other Executives, but in no event shall such plans, practices, policies, and programs provide Executive’s (or Executive’s family) with incentive opportunities, savings opportunities, retirement benefits opportunities or welfare benefits that are, in each case, less favorable, in the aggregate, than the most favorable of the corresponding opportunities that were provided by the Company for Executive under such plans, practices, policies, and programs as were in effect at any time during the 120-day period immediately preceding the Change in Control Event; (iv) prompt reimbursement for all reasonable business expenses incurred by Executive in accordance with the practices, policies, and procedures of the Company; and (v) paid vacation in accordance with the most favorable plans, practices, policies, and programs of the Company as were in effect for Executive at any time during the 120-day period immediately preceding the Change in Control Event.

9.7	280G.

9.7.1	Notwithstanding any other provision of this Agreement or any other plan, arrangement or agreement to the contrary, if any of the payments or benefits provided or to be provided by the Company or its affiliates to Executive or for Executive’s benefit pursuant to the terms of this Agreement or otherwise (“Covered Payments”) constitute parachute payments (“Parachute Payments”) within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and would, but for this Section 9.7 be subject to the excise tax imposed under Section 4999 of the Code (or any successor provision thereto) or any similar tax imposed by state or local law or any interest or penalties with respect to such taxes (collectively, the “Excise Tax”), then prior to making the Covered Payments, a calculation shall be made comparing (A) the Net Benefit (as defined below) to Executive of the Covered Payments after payment of the Excise Tax to (B) the Net Benefit to Executive if the Covered Payments are limited to the extent necessary to avoid being subject to the Excise Tax. Only if the amount calculated under (A) above is less than the amount under (B) above will the Covered Payments be reduced to the minimum extent necessary to ensure that no portion of the Covered Payments is subject to the Excise Tax (that amount, the “Reduced Amount”). “Net Benefit” shall mean the present value of the Covered Payments net of all federal, state, local, foreign income, employment and excise taxes.

9.7.2

If there is a reduction pursuant to this Agreement, the Covered Payment reduction contemplated by the preceding section 9.7.1 shall be implemented by determining the “Parachute Payment Ratio” (as defined below) for each “parachute payment” and then reducing the “parachute payments” in order beginning with the “parachute payment” with the highest Parachute Payment Ratio. For “parachute payments” with the same Parachute Payment Ratio, such “parachute payments” shall be reduced based on the time of payment of such “parachute payments,” with amounts having later payment dates being reduced first. For “parachute payments” with the same Parachute Payment Ratio and the same time of payment, such “parachute payments” shall be reduced on a pro rata basis (but not below zero) prior to reducing “parachute payments” with a lower Parachute Payment Ratio. The term “Parachute Payment Ratio” shall mean a fraction the numerator of which is the value of the applicable “parachute payment” that must be taken into account by Executive for purposes of Section 4999(a) of the Code, and the denominator of which is the actual amount to be received by Executive in respect of the applicable “parachute payment”. For example, in the case of an equity grant that is treated as contingent on the change in control because the time at which the payment is made or the payment vests is accelerated, the denominator shall be determined by reference to the fair market value of the equity at the acceleration date, and not in accordance with the methodology for determining the value of accelerated payments set forth in Treasury Regulation Section 1.280G-1Q/A-24(b) or (c).

9.7.3	Any determination required under this Section 9.7, including whether any payments or benefits are parachute payments, shall be made by the Company in its sole discretion. Executive shall provide the Company with such information and documents as the Company may reasonably request in order to make a determination under this Section. The Company’s determination shall be final and binding on Executive.

10.	No Mitigation. In no event, except as set forth expressly in this or another agreement signed by Executive, shall Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to Executive under any of the provisions of this Agreement and, subject to the aforesaid exception, such amounts shall not be reduced whether or not Executive obtains other employment.

11.	Restrictive Covenants/Other Conditions to Employment. As a condition of employment hereunder and the effectiveness of this Agreement, Executive, prior to commencing employment:

11.1	shall execute and deliver to the Company its standard Proprietary Information and Inventions Agreement; and

11.2	shall make himself available for and cooperate regarding a drug test and background and credit checks, including a consumer report and an investigative consumer report;

11.3	shall provide proof satisfactory to the Company of his eligibility to work in the United States, including the proof described in Form I-9;

11.4	shall sign all consents necessary to the accomplishment of the foregoing.

Should Executive not satisfy the conditions set forth in this Section 11, or should the drug test or background check yield results unsatisfactory to the Company, Executive shall not commence employment and this Agreement shall be null and void, with no obligations owing to Executive.

12.	Payments Subject to Section 409A. Subject to the provisions in this Section 12, any severance payments or benefits under this Agreement shall begin only upon the date of Executive’s “separation from service” (determined as set forth below) which occurs on or after the date of termination of employment. The following rules shall apply with respect to distribution of the payments and benefits, if any, to be provided to Executive under this Agreement:

12.1	It is intended that each installment of the severance payments and benefits provided under this Agreement shall be treated as a separate “payment” for purposes of Section 409A of the Internal Revenue Code and the guidance issued thereunder (“Section 409A”). Neither Executive nor the Company shall have the right to accelerate or defer the delivery of any such payments or benefits except to the extent specifically permitted or required by Section 409A.

12.2	If, as of the date of Executive’s “separation from service” from the Company, Executive is not a “specified employee” (within the meaning of Section 409A), then each installment of the severance payments and benefits shall be made on the dates and terms set forth in this Agreement

12.3	If, as of the date of Executive’s “separation from service” from the Company, Executive is a “specified employee” (within the meaning of Section 409A), then:

12.3.1	Each installment of the severance payments and benefits due under this Agreement that, in accordance with the dates and terms set forth herein, will in all circumstances, regardless of when the separation from service occurs, be paid within the short-term deferral period (as defined under Section 409A) shall be treated as a short-term deferral within the meaning of Treasury Regulation Section 1.409A-1(b)(4) to the maximum extent permissible under Section 409A and shall be paid at the time and in the matter set forth in this Agreement; and

12.3.2

Each installment of the severance payments and benefits due under this Agreement that is not described in paragraph (i) above and that would, absent this subsection, be paid within the six-month period following Executive’s “separation from service” from the Company shall not be paid until the date that is six months and one day after such separation from service (or, if earlier, Executive’s death), with any such installments that are required to be delayed being accumulated during the six-month period and paid in a lump sum on the date that is six months and one day following Executive’s separation from service and any subsequent installments, if any, being paid in accordance with the dates and terms set forth herein; provided, however, that the preceding provisions of this sentence shall not apply to any installment of severance payments and benefits if and to the maximum extent that such installment is deemed to be paid under a separation pay plan that does not provide for a deferral of compensation by reason of the application of Treasury Regulation 1.409A-1(b)(9)(iii) (relating to separation pay upon an involuntary separation from service). Any installments that qualify for the exception under Treasury Regulation Section 1.409A-1(b)(9)(iii) must be paid no later than the last day of Executive’s second taxable year following the taxable year in which the separation from service occurs.

12.4	The determination of whether and when Executive’s separation from service from the Company has occurred shall be made in a manner consistent with, and based on the presumptions set forth in, Treasury Regulation Section 1.409A-1(h). Solely for purposes of this paragraph (d), “Company” shall include all persons with whom the Company would be considered a single employer as determined under Treasury Regulation Section 1.409A-(h)(3).

12.5	All reimbursements and in-kind benefits provided under this Agreement shall be made or provided in accordance with the requirements of Section 409A to the extent that such reimbursements or in-kind benefits are subject to Section 409A, including, where applicable, the requirement that (i) any reimbursement is for expenses incurred during Executive’s lifetime (or during a shorter period of time specified in this Agreement), (ii) the amount of expenses eligible for reimbursement during a calendar year may not affect the expenses eligible for reimbursement in any other calendar year, (iii) the reimbursement of an eligible expense will be made on or before the last day of the calendar year following the year in which the expense is incurred and (iv) the right to reimbursement is not subject to set off or liquidation or exchange for any other benefit.

12.6	The Company may withhold (or cause to be withheld) from any payments made under this Agreement, all federal, state, city or other taxes as shall be required to be withheld pursuant to any law or governmental regulation or ruling.

13.	Return of Company Property. Upon termination of employment for any reason, Executive shall promptly return to the Company any keys, credit cards, passes, confidential documents or material, computer equipment, or other property belonging to the Company, and Executive shall also return all writings, files, records, correspondence, notebooks, notes and other documents and things (including any copies thereof) containing confidential information or relating to the business or proposed business of the Company or the Affiliated Entities or containing any trade secrets relating to the Company or the Affiliated Entities. For purposes of the preceding sentence, the term “trade secrets” shall have the meaning ascribed to it under the Uniform Trade Secrets Act. Executive agrees to represent in writing to the Company upon termination of employment that he has complied with the foregoing provisions of this Section.

14.

Assistance with Claims. Executive agrees that, consistent with Executive’s business and personal affairs, during and after his employment by the Company, he will assist the Company and the Affiliated Entities in the defense of any claims, or potential claims that may be made or are threatened to be made against any of them in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), and will assist the Company and the Affiliated Entities in the prosecution of any claims that may be made by the Company or the Affiliated Entities in any Proceeding, to the extent that such claims may relate to Executive’s employment or the period of Executive’s employment by the Company. The Company agrees to reimburse Executive for all of Executive’s reasonable out-of-pocket expenses associated with such assistance, including travel expenses. Any amounts to be paid to Executive pursuant to this Section 14 shall be paid by the Company no later than thirty (30) days of the date on which Executive notifies the Company that such expenses were incurred.

15.	Successors. This Agreement is personal to Executive and shall not be assignable by Executive without the prior written consent of the Company. This Agreement and any rights and benefits hereunder shall inure to the benefit of and be enforceable by Executive’s legal representatives, heirs or legatees. This Agreement and any rights and benefits hereunder shall inure to the benefit of and be binding upon the Company and its successors and assigns, including any corporation with which or into which the Company may be merged or which may succeed to its assets or business.

16.	Miscellaneous.

16.1	Entire Agreement/Modification/Choice of Law/Enforceability/Jury Waiver. Both Executive and the Company acknowledge that this Agreement is the entire agreement of the parties, and supersedes any prior or contemporaneous discussions, understandings, or agreements, with respect to the subject matter hereof. This Agreement may be amended only in a written agreement duly executed by the parties hereto. This Agreement shall be deemed to have been made in the Commonwealth of Massachusetts and shall be governed by and construed in accordance with the laws of such commonwealth, without giving effect to conflict of law principles. Both parties agree that any action, demand, claim or counterclaim relating to the terms and provisions of this Agreement, or to its formation or breach, or to Executive’s employment or the termination thereof, shall be commenced only in Massachusetts in a court of competent jurisdiction, and further acknowledge that venue for such actions shall lie exclusively in Massachusetts. Both parties hereby waive and renounce in advance any right to a trial by jury in connection with such legal action.

16.2	Withholding. The Company may withhold from any amounts payable under this Agreement such Federal, state, local or foreign taxes as shall be required to be withheld pursuant to any applicable law or regulation.

16.3	No Guarantee of any Tax Consequences. The Company makes no guarantee of any tax consequences with respect to any payment hereunder including, without limitation, under Section 409A of the Code.

16.4	Severability. The invalidity or unenforceability of any provision of this Agreement will not affect the validity or enforceability of any other provision of this Agreement, and this Agreement will be construed as if such invalid or unenforceable provision were omitted (but only to the extent that such provision cannot be appropriately reformed or modified).

16.5	Waiver of Breach. No waiver by any party hereto of a breach of any provision of this Agreement by any other party, or of compliance with any condition or provision of this Agreement to be performed by such other party, will operate or be construed as a waiver of any subsequent breach by such other party of any similar or dissimilar provisions and conditions at the same or any prior or subsequent time.

16.6	Notices. Notices and all other communications provided for in this Agreement shall be in writing and shall be delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid, or prepaid overnight courier to the parties at the addresses set forth below (or such other addresses as shall be specified by the parties by like notice):

to the Company:

Analogic Corporation

8 Centennial Drive

Peabody, MA 01960

Attention: President and CEO

with a copy to:

Analogic Corporation

8 Centennial Drive

Peabody, MA 01960

Attention: Vice President and General Counsel

or to Executive:

At the most recent address maintained

by the Company in its personnel records

16.7	Each party, by written notice furnished to the other party, may modify the applicable delivery address, except that notice of change of address shall be effective only upon receipt. Such notices, demands, claims and other communications shall be deemed given in the case of delivery by overnight service with guaranteed next day delivery, the next day or the day designated for delivery; or in the case of certified or registered U.S. mail, five days after deposit in the U.S. mail; provided, however, that in no event shall any such communications be deemed to be given later than the date they are actually received.

16.8	Survivorship. Upon the expiration or other termination of this Agreement, the respective rights and obligations of the parties hereto shall survive such expiration or other termination to the extent necessary to carry out the intentions of the parties under this Agreement.

16.9	Counterparts. This Agreement may be executed in separate facsimile or electronic counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

16.10	Representations. Executive hereby acknowledges that he understands this Agreement, enters into this Agreement voluntarily, and that his employment under this Agreement will not conflict with any legal duty owed by him to any other party, or with any agreement to which he is a party or by which he is bound, including, without limitation, any non-competition or non-solicitation provision contained in any such agreement, and that he has disclosed to the Company all such agreements. Executive will not bring to the Company or any Affiliated Entity, use for their benefit or disclose to any of their employees, agents or contractors, or to anyone for their benefit any confidential or proprietary information of any other person, including, without limitation, any prior employer.

IN WITNESS THEREOF, Executive has hereunto set his hand, and the Company has caused these presents to be executed in its name and on its behalf, all as of the day and year first above written.

ANALOGIC CORPORATION	MARK FROST

/s/ John J. Fry	/s/ Mark Frost
John J. Fry
Senior Vice President, General Counsel and Secretary

Date: November 5, 2015	Date: November 5, 2015